Exhibit 99.4
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)
TOTAL VOTING RIGHTS
London, 27 February 2009 — Randgold Resources Limited announces that, in accordance with FSA’s Disclosure and Transparency Rules, its issued share capital consists of 76 670 050 (seventy six million six hundred and seventy thousand and fifty) issued ordinary shares of US$0.05 each.
Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Randgold Resources. Randgold Resources holds 7 972 (seven thousand nine hundred and seventy two) issued ordinary shares in Treasury. Therefore, the total number of voting rights in the Company is 76 662 078 (seventy six million six hundred sixty two thousand and seventy eight).
The above figure can be used by shareholders (and others with notification obligations) as the denominator for the calculations by which to determine if they are required to notify their interest in, or a change to their interest in, Randgold Resources under the FSA’s Disclosure and Transparency Rules.

Randgold Resources Enquiries:
Chief Executive Dr Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 779 614 4438 +44 1534 735 333	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com